Exhibit 12

Radian Group Inc.
Ratio of Earnings to Fixed Charges

	Three Months Ended	Fiscal Years Ended December 31,
($ in thousands)	March 31, 2017	2016	2015	2014	2013	2012
Pretax income (loss) from continuing operations	$114,670	$483,686	$437,829	$407,156	$(173,346)	$(272,428)
Fixed charges	16,361	82,807	92,758	91,772	75,638	53,101
Total earnings available for fixed charges	131,031	566,493	530,587	498,928	(97,708)	(219,327)

Fixed charges:
Interest expense, including capitalized interest	15,938	81,132	91,102	90,464	74,618	51,832
Interest portion of rental expense	423	1,675	1,656	1,308	1,020	1,269
Total fixed charges	$16,361	$82,807	$92,758	$91,772	$75,638	$53,101

Ratio of earnings to fixed charges	8.0x	6.8x	5.7x	5.4x	(1)	(1)
____________________

(1)
Ratio coverage less than 1:1 is not presented. For the periods ended December 31, 2013 and 2012, additional earnings of $173,346 and $272,428, respectively, would have been required to achieve a ratio of 1:1.

As defined in Item 503 of Regulation S-K, for purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from adding and subtracting the following items, which are reflected and shown above where applicable to us:
Add:

•	consolidated pretax income from continuing operations before adjustment for income or loss from equity investees;

•	fixed charges, as defined below;

•	amortization of capitalized interest;

•	distributed income of equity investees; and

•	our share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges.
Subtract:

•	interest capitalized;

•	preference security dividend requirements of consolidated subsidiaries; and

•	the noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges.
Fixed charges is defined as the sum of:

•	interest expensed and capitalized (from both continuing and discontinued operations);

•	amortization of premiums, discounts and capitalized expenses related to indebtedness;

•	an estimate of the interest component within rental expense; and

•	preference security dividend requirements of consolidated subsidiaries.
We deemed 1/3 of total rental expense to be a reasonable approximation of the interest portion of rental expense. The ratio does not adjust for interest associated with our unrecognized tax benefits, as they are recorded as a component of income tax expense.
We have not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.